Barry J. Miller

7146 Pebble Park Drive

West Bloomfield, Michigan 48322

Tel.: +1 (248) 232-8039

Fax: +1 (248) 246-9524

E-Mail: bjmiller@bjmpllc.com

July 10, 2023

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cannabis Bioscience International Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-267039) – Amendment No. 4

Ladies and Gentlemen:

On behalf of my client, Cannabis Bioscience International Holdings, Inc. (the “Company”), I am responding to the comments from your Staff (the “Staff”) relating to Amendment No. 3 to the referenced Registration Statement (the “Registration Statement”) contained in the Staff’s letter dated July 6, 2023. In response to these comments, the Company has revised the Registration Statement and has filed a revised draft of the Registration Statement. The Registration Statement also contains certain additional updates and revisions.

Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response and a summary of the responsive actions taken.

Comment 1:

Risk Factors

Business Related Risks

Delays in payments page 10

1.	Please revise to disclose the aggregate amount of payments that have been delayed and paid, as well as that have been delayed and remain outstanding.

Response:

We have added disclosure in response to the comment.

Comment 2:

Risk Factors

Risks Related to the Common Stock and This Offering

If the Company issues additional equity or equity-linked securities..., page 25

2.	Please reconcile the 725 million shares disclosed in this risk factor with the 625 million shares disclosed elsewhere, as issued since February 28, 2023.

Response:

We have made revisions reconciling and updating these numbers, which have changed due to new issuances.

Comment 3:

Capitalization, page 31

3.	It appears the "As Adjusted" column has not been completely updated. Please advise or otherwise revise.

Response:

We have made revisions updating the column.

Comment 4:

Dilution, page 32

4.	Please revise the historical net tangible book value (NTBV) and NTBV per share, using the correct balance of net assets at February 28, 2023. Please also update pro forma NTBV and NTBV per share, as applicable for February 28, 2023.

Response:

We have revised and updated as suggested by the comment. We have also updated the last paragraph of this section to parallel the disclosure appearing earlier in the section.

Comment 5:

Executive Compensation, page 51

5.	Please update this section to include disclosure for your most recently completed fiscal year. Refer to Item 402 of Regulation S-K.

Response:

We have updated this section.

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Comment 6:

Exhibits

6.	We note your response to comment 13 and reissue. It appears that the revised opinion continues to identify the incorrect number of shares being offered by the company. Specifically, the revised opinion continues to reference "6,250,000" shares instead of "6,250,000,000" shares. Please revise or advise.

Response:

We have updated this section.

We have also, among others, revised “Loans” to show loans by officers since the end of the last fiscal quarter (page 56); revised the table beginning on page 57 to add additional selling stockholders and other information; disclosed recent issuances Common Stock in Note 14 to the February 28, 2023, financial statements and in Item 15; updated the expenses of the offering in Item 15; and updated numbers of shares appearing throughout to reflect new issuances.

Please contact me if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Barry J. Miller

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